

02006927



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-29292~~

8-47488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UST Financial Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

114 West 47th Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Brinkmann — (201) 533-6078
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Richard E. Brinkmann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UST Financial Services Corp. (the "Company") for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/02

Signature Date

Managing Director and Comptroller
Title

Notary Public

EDWARD R. MUIRHEAD
Notary Public, State of New York
No. 31-4501452
Qualified in New York County
Commission Expires Jan. 31, 2006

BEFORE ME THIS 27TH DAY OF FEBRUARY 2002

D

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


RECE
FEB 2 8 2002

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
UST Financial Services Corp.

We have audited the accompanying balance sheet of UST Financial Services Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

UST FINANCIAL SERVICES CORP.
(An Indirect Wholly-Owned Subsidiary of U.S. Trust Corporation)

BALANCE SHEET
DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$ 141,573
Prepaid fees	31,677
Receivable from affiliate	2,696
Other assets	237
Total	$ 176,183
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses and other liabilities	$ 13,000
Total liabilities	13,000
Stockholder's equity:	
Common stock, $100 par value; 6,000 authorized shares; 3,000 shares issued and outstanding	300,000
Additional paid-in capital	625,000
Accumulated deficit	(761,817)
Total stockholder's equity	163,183
Total	$ 176,183

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the balance sheet is in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). The following is a summary of the significant accounting policies:

a. *Basis of Presentation and Organization* - UST Financial Services Corp. (the "Company") is a wholly-owned subsidiary of the U.S. Trust Company of New York (the "Parent"), which is a wholly-owned subsidiary of U.S. Trust Corporation (the "Corporation"). On May 31, 2000 the Corporation completed its merger (the "Merger") with The Charles Schwab Corporation ("CSC"). Under the terms of the Merger agreement, the Corporation became a wholly-owned subsidiary of CSC and CSC became a financial holding company, which is a type of a bank holding company, subject to supervision and regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended.

   The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through Correspondent Services Corporation (a subsidiary of PaineWebber, Inc.) and ESI Securities Corp. on a fully disclosed basis.

b. *Income Taxes* - The Company's results of operations are included in the consolidated U.S. Federal income tax return of CSC and uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if the Company filed its income tax returns on a separate-company basis. State income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax laws.

c. *New Accounting Standards* - Statement of Financial Accounting Standards ("SFAS") No. 133 - *Accounting for Derivative Instruments and Hedging Activities,* as amended, was adopted by the Company on January 1, 2001. This statement requires that all derivatives be recorded on the balance sheet at fair value. The effect of the accounting change was not material to the Company's balance sheet.

   On April 1, 2001, the Company completed its adoption of SFAS No. 140 - *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* The Company adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities. Under SFAS No. 140, the Company is required to report the value of securities that it has received as collateral and which can in turn be used (or repledged) by the Company to generate

financing such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. The Company is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The adoption of SFAS No. 140 did not have a material impact on the Company's balance sheet.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are recorded at market value and consist of a money market mutual fund with a market value of $141,573 at December 31, 2001.

3. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $125,742, which was $120,742, in excess of the minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, and does not hold funds or securities for, or owe money or securities to customers.

4. INCOME TAXES

At December 31, 2001, the Company had no temporary differences and, accordingly, no deferred tax assets or liabilities. At December 31, 2001, the amount receivable by the Company from the Corporation for current taxes receivable is included in receivable from affiliate.

5. RELATED-PARTY TRANSACTIONS

Pursuant to a services agreement, the Parent provides certain operating and other administrative support services to the Company. Such services include accounting and operations support.

6. SUBSEQUENT EVENTS

On January 28, 2002, there was a capital infusion of $100,000 by the Parent to support ongoing business operations.

It is management's intention that the Company will be dissolved by means of a liquidating dividend to the Parent. All licenses held by the Company will be transferred to its affiliate, UST Securities Corp., an indirect, wholly-owned subsidiary of the Corporation, which is a registered securities broker-dealer with the SEC and a member of NASD.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

UST Financial Services Corp.
114 West 47th Street
New York, New York 10036

In planning and performing our audit of the financial statements of UST Financial Services Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to

the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. On December 17, 2001, the Company notified the Commission of a net capital violation which was corrected on September 28, 2001 by a capital contribution by its Parent of $125,000. Based on this understanding, the Company's notification and corrective action, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

UST FINANCIAL SERVICES CORP.
(an indirect wholly-owned subsidiary of U.S. Trust Corporation)
(S.E.C. I.D. No. 8-29292)


FEB 2 8 2002

BALANCE SHEET
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.